UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Forma Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

34633R104
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Lilly Ventures Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,404,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,404,069(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,404,069
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)    As described in Items 5-9 above, Lilly Ventures Fund I LLC (“LV”) directly holds 2,404,069 shares of the Issuer’s Common Stock. Eli Lilly and Company (“Eli Lilly”) has voting and dispositive power over the shares held by LV. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.
(2)     This percentage is calculated based upon 46,463,362 outstanding shares of Common Stock of the Issuer as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 12, 2020, as adjusted for the share issuances reported in subsequent filings on Form S-1 MEF and Form 424(b)(4) on December 10, 2020 and December 11, 2020, respectively.

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,404,069(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,404,069(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,404,069
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)    As described in Items 5-9 above, LV directly holds 2,404,069 shares of the Issuer’s Common Stock. Eli Lilly has voting and dispositive power over the shares held by LV. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LV.
(2)     This percentage is calculated based upon 46,463,362 outstanding shares of Common Stock of the Issuer as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 12, 2020, as adjusted for the share issuances reported in subsequent filings on Form S-1 MEF and Form 424(b)(4) on December 10, 2020 and December 11, 2020, respectively.

Item 1.	Name of Issuer

(a)	Name of Issuer:
Forma Therapeutics Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
500 Arsenal Street, Suite 100
Watertown, Massachusetts 02472

Item 2.	Name of Person Filing

(a)	Name:
Lilly Ventures Fund I LLC
Eli Lilly and Company

(b)	Address of Principal Business Office:
c/o Lilly Corporate Center
Indianapolis, Indiana 46285

(c)	Citizenship:
	Lilly Ventures Fund I LLC	Delaware limited liability company
	Eli Lilly and Company	Indiana corporation

(d)	Title of Class of Securities:
Common Stock, $0.001 par value

(e)	CUSIP Number:
34633R104

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2020.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote of to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Member of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	LILLY VENTURES FUND I LLC

	By:	*
Authorized Signatory

ELI LILLY AND COMPANY

	By:	*
Authorized Signatory

/s/ Erin Conway
*By:	Erin Conway
Attorney-in-Fact

This Schedule 13G was executed pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney for Eli Lilly and Company was filed as an attachment to a filing by Eli Lilly and Company on Schedule 13G for Sigilon Therapeutics, Inc. on February 12, 2021. The power of attorney for Lilly Ventures Fund I LLC was filed as an attachment to a filing by Lilly Ventures Fund I LLC on Schedule 13G for Aeglea BioTherapeutics, Inc. on February 12, 2021.

Exhibit 99.1

Joint Filing Agreement

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.001 per share, of Forma Therapeutics Holdings, Inc., a Delaware corporation, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 12th day of February 2021.

LILLY VENTURES FUND I LLC

By:	*
Authorized Signatory

ELI LILLY AND COMPANY

By:	*
Authorized Signatory

/s/ Erin Conway
*By:	Erin Conway
Attorney-in-Fact

This Schedule 13G was executed pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney for Eli Lilly and Company was filed as an attachment to a filing by Eli Lilly and Company on Schedule 13G for Sigilon Therapeutics, Inc. on February 12, 2021. The power of attorney for Lilly Ventures Fund I LLC was filed as an attachment to a filing by Lilly Ventures Fund I LLC on Schedule 13G for Aeglea BioTherapeutics, Inc. on February 12, 2021.